Filed Pursuant to Rule 424(b)(5)

Registration No. 333-96973

PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 31, 2002)

$430,000,000

VIRGINIA ELECTRIC AND POWER COMPANY

$230,000,000 2003 Series B 4.50% Senior Notes Due 2010

$200,000,000 2003 Series C 5.25% Senior Notes Due 2015

The Series B Senior Notes will bear interest at 4.50% per year and will mature on December 15, 2010. The Series C Senior Notes will bear interest at 5.25% per year and will mature on December 15, 2015. We will pay interest on the Series B and Series C Senior Notes on June 15 and December 15 of each year, beginning June 15, 2004.

We may redeem all or any of the Series B or Series C Senior Notes at any time at the make-whole redemption price described in this prospectus supplement plus accrued interest.

We will not make application to list the Series B or Series C Senior Notes on any securities exchange or to include them in any automated quotation system.

Investing in the Senior Notes involves risks. For a description of these risks, see “Risk Factors” on page S-7.

	Public Offering Price(1)	Underwriting Discount	Proceeds to Company Before Expenses(1)
Per Series B Senior Note	99.370%	0.625%	98.745%
Series B Senior Note Total	$228,551,000	$1,437,500	$227,113,500
Per Series C Senior Note	99.269%	0.675%	98.594%
Series C Senior Note Total	$198,538,000	$1,350,000	$197,188,000
Total	$427,089,000	$2,787,500	$424,301,500

(1)	Plus accrued interest from December 9, 2003, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Senior Notes will be ready for delivery in book-entry form through The Depository Trust Company, Euroclear or Clearstream on or about December 9, 2003.

Joint Book-Running Managers

Deutsche Bank Securities	Lehman Brothers

Barclays Capital

ABN AMRO Incorporated

BNP PARIBAS

Harris Nesbitt

PNC Capital Markets, Inc.

The date of this Prospectus Supplement is December 2, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Senior Notes we are offering and certain other matters relating to us and our financial condition. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Senior Notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the Senior Notes in the prospectus supplement differs from the description of Senior Debt Securities in the base prospectus, the description in the prospectus supplement supersedes the description in the base prospectus.

You should rely only on the information contained in this document or to which this document refers you. We have not authorized anyone, and we have not authorized the underwriters to authorize anyone, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this prospectus supplement or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2002, which should be read along with our current report on Form 8-K filed May 9, 2003 providing certain financial information that has been reformatted to reflect the transfer of our electric transmission operations to the Energy segment from the Delivery segment effective January 1, 2003;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	Current Reports on Form 8-K filed February 27, 2003 and May 9, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Virginia Electric and Power Company

120 Tredegar Street

Richmond, Virginia 23219

Telephone (804) 819-2000

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus which is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our most recent Quarterly Report on Form 10-Q under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is incorporated by reference in this prospectus, and we refer you to that report for further information.

Our business and financial condition is influenced by factors including weather conditions; governmental regulations; cost of environmental compliance; inherent risk in the operation of nuclear facilities; fluctuations in energy-related commodities prices and the effect these could have on our earnings, liquidity position, and the underlying value of our assets; trading counterparty credit risk; capital market conditions, including price risk due to marketable securities held as investments in trusts and benefit plans; fluctuations in interest rates; changes in rating agency requirements or ratings; changes in accounting standards; the risks of operating businesses in regulated industries that are becoming deregulated; transfer of control over our transmission facilities to a regional transmission entity; collective bargaining agreements and labor negotiations; and political and economic conditions (including inflation and deflation). All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. New factors emerge from time to time, and it is not possible to predict all such factors, nor can we assess the impact of each such factor on us.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, the words “Company,” “we,” “our” and “us” refer to Virginia Electric and Power Company, a Virginia corporation, and its subsidiaries.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The DESCRIPTION OF THE SENIOR NOTES section of this prospectus supplement and the DESCRIPTION OF DEBT SECURITIES and ADDITIONAL TERMS OF SENIOR DEBT SECURITIES sections of the accompanying base prospectus contain more detailed information regarding the terms and conditions of the Senior Notes. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus.

THE COMPANY

We are a regulated public utility that generates, transmits and distributes electric energy for sale within a 30,000 square-mile area in Virginia and northeastern North Carolina. We have a power generation portfolio of approximately 18,000 megawatts. Operating as Dominion Virginia Power in Virginia and Dominion North Carolina Power in North Carolina, we serve approximately 2.2 million retail customers and sell electricity at wholesale to rural electric cooperatives, power marketers, municipalities and other utilities. All of our common stock is owned by Dominion Resources, Inc. (Dominion), a fully integrated gas and electric holding company. Dominion manages our operations, together with those of Dominion’s other subsidiaries, along functional lines rather than by corporate entity.

Our address and telephone number are: Virginia Electric and Power Company, 701 East Cary Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Recent Developments

On November 21, 2003, we completed the purchase of the 240-megawatt Gordonsville, Virginia power station for approximately $52 million in cash. We also paid off the facility’s long-term debt, associated agreements and costs of approximately $98 million. Under our ownership, the facility will continue to serve our utility customers.

Ratio of Earnings to Fixed Charges

Twelve Months Ended September 30, 2003(1)	Twelve Months Ended December 31,
	2002	2001	2000	1999	1998
4.83	4.68	3.16	3.76	3.50	2.19

(1)	Unaudited

THE OFFERING

The Senior Notes

We are offering $230,000,000 aggregate principal amount of the Series B Senior Notes and $200,000,000 aggregate principal amount of the Series C Senior Notes.

Each Series of the Senior Notes will be represented by one or more global certificates that will be deposited with the Trustee and registered in the name of The Depository Trust Company, New York, New York (DTC) or its nominee. This means that you will not receive a certificate for your Senior Notes but, instead, will hold your interest through participants in DTC’s system.

Interest Payment Dates

Interest on the Senior Notes will be payable semi-annually in arrears on June 15 and December 15, beginning June 15, 2004.

Record Dates

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date.

If the Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day (whether or not a business day) before the applicable Interest Payment Date. In any case, interest payable at maturity or upon redemption will be payable to the person to whom principal is payable.

Optional Redemption

We may redeem some or all of the Senior Notes at any time at the redemption price described in DESCRIPTION OF THE SENIOR NOTES—Optional Redemption, plus accrued interest to the date of redemption.

The Senior Notes may not be redeemed at any time at the option of their holders.

Ranking

The Senior Notes rank equally with all our other senior unsecured indebtedness. The Senior Notes will be effectively subordinated to all our secured debt, including our first and refunding mortgage bonds, of which there were approximately $1.5 billion outstanding at September 30, 2003. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur. The Senior Notes will not be guaranteed by Dominion.

No Listing of the Senior Notes

We do not plan to make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system.

Use of Proceeds

We intend to use the net proceeds, along with the net proceeds of concurrent offerings, to redeem certain of our securities that we have called for redemption or to repay short-term indebtedness.

RISK FACTORS

Your investment in the Senior Notes involves certain risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is specifically incorporated by reference into this prospectus. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the discussion of risks in our periodic reports before deciding whether an investment in the Senior Notes is suitable for you.

THE COMPANY

We are a regulated public utility that generates, transmits and distributes power for sale within a 30,000 square-mile area in Virginia and northeastern North Carolina. We have a power generation portfolio of approximately 18,000 megawatts. Operating as Dominion Virginia Power in Virginia and Dominion North Carolina Power in North Carolina, we serve approximately 2.2 million retail customers and sell electricity at wholesale to rural electric cooperatives, power marketers, municipalities and other utilities. All of our common stock is held by Dominion, a fully integrated gas and electric holding company. Dominion manages our operations, together with those of Dominion’s other subsidiaries, along functional lines rather than by corporate entity.

Operating Segments

We currently manage our business through two principal segments: Energy and Delivery.

•	Energy—Energy manages our portfolio of generating facilities and purchase power contracts and our trading, marketing, hedging and arbitrage activities. Energy also manages our approximately 6,000 miles of electric transmission lines formerly managed by Delivery.

•	Delivery—Delivery manages our electric distribution systems serving approximately 2.2 million customers and our customer service operations.

As of December 31, 2002, we had approximately 7,600 full-time employees.

We were incorporated in 1909 as a Virginia public service corporation. Our principal office is located at 701 East Cary Street, Richmond, Virginia 23219-3932. The telephone number is (804) 819-2000.

For additional information about us, see WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

Recent Developments

On November 21, 2003, we completed the purchase of the 240-megawatt Gordonsville, Virginia power station for approximately $52 million in cash. We also paid off the facility’s long-term debt, associated agreements and costs of approximately $98 million. Under our ownership, the facility will continue to serve our utility customers.

USE OF PROCEEDS

We expect to use the net proceeds for general corporate purposes, including the repayment of debt. We intend to use a portion of the proceeds to redeem a portion of approximately $800 million of outstanding securities that we have called for redemption. Our securities called for redemption include our 1998 Series A 7.15% Senior Notes due June 30, 2038 ($150,000,000), our 1999 Series A 6.70% Senior Notes due June 30, 2009 ($150,000,000), our 1993 Series A 7 1/4% First and Refunding Mortgage Bonds due February 1, 2023 ($100,000,000), our 1993 Series D 7 1/2% First and Refunding Mortgage Bonds due June 1, 2023 ($189,280,000) and our 1993 Series G 6 3/4% First and Refunding Mortgage Bonds due October 1, 2023 ($200,000,000). We may also use a portion of the proceeds to repay a portion of our short-term debt, including commercial paper. As of November 30, 2003, the weighted average maturity of our approximately $505 million of outstanding commercial paper was approximately 21 days and the weighted average interest rate was 1.14%.

CAPITALIZATION

The table below shows our unaudited capitalization on a consolidated basis as of September 30, 2003. The “As Adjusted” column reflects our capitalization after giving effect to this offering of Senior Notes and the intended use of the net proceeds from this offering. You should read this table along with our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2002 (which should be read along with our Current Report on Form 8-K filed May 9, 2003 providing certain financial information that has been reformatted to reflect the transfer of our electric transmission operations to the Energy segment from the Delivery segment effective January 1, 2003), as well as the information presented in our most recent Quarterly Report on Form 10-Q. See WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

	September 30, 2003
	Actual	As Adjusted
	(in millions)
Short-term debt(1)	$721	$721
Long-term debt(2):
Mortgage bonds	1,205	781	(3)
Senior notes and medium-term notes	2,138	2,568
Tax exempt financings	605	605
Company obligated mandatorily redeemable preferred securities of subsidiary trust(4)	400	400

Total long-term debt	4,348	4,354
Preferred stock (5)	257	257
Total common shareholder’s equity	4,634	4,634

Total capitalization	$9,960	$9,966

(1)	Includes securities due within one year, including $250 million of our 8% First and Refunding Mortgage Bonds due March 1, 2004.
(2)	Includes the effect of unamortized discount ($22 million) and deferred gains on fair value hedges of $11 million.
(3)	Assumes use of all net proceeds to redeem outstanding mortgage bonds that have been called for redemption. We may also use the proceeds of this offering, together with the proceeds of several concurrent offerings to repay other outstanding debt, including senior notes that we have called for redemption. See USE OF PROCEEDS.
(4)	As a result of our adoption of SFAS No. 150, we present Company obligated mandatorily redeemable preferred securities issued by a subsidiary trust as long-term debt.
(5)	Includes the effect of preferred stock issuance expenses ($2 million).

RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended September 30, 2003(1)	Twelve Months Ended December 31,
		2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	4.83	4.68	3.16	3.76	3.50	2.19

(1)	Unaudited

For purposes of this ratio, earnings are determined by adding fixed charges (excluding interest capitalized) to income before taxes. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, and the portion of rental expense that is representative of the interest factor.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the specific terms of the Senior Notes. The term Senior Notes includes both the Series B Senior Notes and the Series C Senior Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying base prospectus under the captions DESCRIPTION OF DEBT SECURITIES and ADDITIONAL TERMS OF SENIOR DEBT SECURITIES. The following description is not complete in every respect and is subject to, and is qualified in its entirety by reference to, the description in the accompanying base prospectus, the Senior Indenture and the supplemental indenture pertaining to the Senior Notes. Capitalized terms used in this DESCRIPTION OF THE SENIOR NOTES that are not defined in this prospectus supplement have the meanings given to them in the accompanying base prospectus, the Senior Indenture or the supplemental indenture.

General

The Series B Senior Notes and the Series C Senior Notes will each be issued as a series of Senior Debt Securities under the Senior Indenture. The Series B Senior Notes will initially be limited in aggregate principal amount to $230,000,000 and the Series C Senior Notes will initially be limited in aggregate principal amount to $200,000,000. We may, without the consent of the holders of Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series B Senior Notes or the Series C Senior Notes, as applicable. Any additional notes having such similar terms, together with the Series B Senior Notes or the Series C Senior Notes, as applicable, will constitute a single series of notes under the Senior Indenture.

The entire principal amount of the Series B Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on December 15, 2010. The entire principal amount of the Series C Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on December 15, 2015. The Senior Notes are not subject to any sinking fund provision. The Senior Notes are available for purchase in denominations of $1,000 and any integral multiple of $1,000.

Interest

Each Series B Senior Note will bear interest at the rate of 4.50% per year from the date of original issuance. Each Series C Senior Note will bear interest at the rate of 5.25% per year from the date of original issuance. Interest is payable semi-annually in arrears on June 15 and December 15 of each year (each, an Interest Payment Date). The initial Interest Payment Date is June 15, 2004. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the Senior Notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any delay), with the same force and effect as if made on such date.

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the

Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day (whether or not a business day) before the applicable Interest Payment Date. In any case, interest payable at maturity or upon redemption will be payable to the person to whom principal is payable.

Ranking

The Senior Notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our other senior unsecured indebtedness. The Senior Notes will be effectively subordinated to all our secured debt, including our first and refunding mortgage bonds, of which there were approximately $1.5 billion outstanding at September 30, 2003. Following the redemptions described under USE OF PROCEEDS, we will have approximately $1.0 billion of mortgage bonds outstanding. The Senior Notes will not be guaranteed by Dominion.

The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur.

Optional Redemption

The Senior Notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

—	100% of the principal amount of Senior Notes then outstanding to be redeemed, or

—	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 15 basis points in the case of the Series B Senior Notes and 20 basis points in the case of the Series C Senior Notes, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest thereon to the Redemption Date.

We will mail a notice of redemption at least 30 days but no more than 60 days before the Redemption Date to each holder of Senior Notes to be redeemed. If we elect to partially redeem the Senior Notes, the trustee will select in a fair and appropriate manner the Senior Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Senior Notes or portions thereof called for redemption.

“Adjusted Treasury Rate” means, with respect to any Redemption Date:

—

the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable

Treasury Issue (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

—	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

The Adjusted Treasury Rate will be calculated on the third business day preceding the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Senior Notes (Remaining Life).

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means Deutsche Bank Securities Inc. or Lehman Brothers Inc. and their successors as selected by us, or if neither firm is willing or able to serve as such, an independent investment and banking institution of national standing appointed by us.

“Reference Treasury Dealer” means:

—	Deutsche Bank Securities Inc. or Lehman Brothers Inc. and their successors as selected by us; provided that, if either firm ceases to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), we will substitute another Primary Treasury Dealer; and

—	up to four other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

The Trustee

The trustee under the Senior Indenture is JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank). We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase

Bank also serves as trustee under other indentures under which we and certain of our affiliates have issued securities. JPMorgan Chase Bank and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the Senior Notes will be represented by one or more fully registered global certificates. Each global certificate will be deposited with DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of securities (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transactions. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, unless use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfer, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities. DTC’s records reflect only the identity of the Direct Participants to whose accounts the securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede and Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the Participant and not of DTC, the Company, or the Trustee subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of the payments to Direct Participants is the responsibility of DTC, and disbursement of the payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to the Senior Notes at any time by giving reasonable notice to the Company or the Trustee. Under those circumstances, if a successor securities depositary is not obtained, securities certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, security certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

T+5 Settlement

We expect that delivery of the Senior Notes will be made against payment therefor on or about the delivery date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the Senior Notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated December 2, 2003 (Underwriting Agreement), each of the underwriters has agreed, severally, to purchase, and we have agreed to sell to them, the principal amount of the Senior Notes set forth opposite their names below:

Name	Principal Amount of Series B Senior Notes
Deutsche Bank Securities Inc.	$80,500,000
Lehman Brothers Inc.	80,500,000
Barclays Capital Inc.	23,000,000
ABN AMRO Incorporated	11,500,000
BNP Paribas Securities Corp.	11,500,000
Harris Nesbitt Corp.	11,500,000
PNC Capital Markets, Inc.	11,500,000

Total	$230,000,000

Name	Principal Amount of Series C Senior Notes
Deutsche Bank Securities Inc.	$70,000,000
Lehman Brothers Inc.	70,000,000
Barclays Capital Inc.	20,000,000
ABN AMRO Incorporated	10,000,000
BNP Paribas Securities Corp.	10,000,000
Harris Nesbitt Corp.	10,000,000
PNC Capital Markets, Inc.	10,000,000

Total	$200,000,000

Deutsche Bank Securities Inc. and Lehman Brothers Inc. are acting as the representatives of the underwriters.

The Underwriting Agreement provides that the obligation of the underwriters to purchase and pay for the Senior Notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Senior Notes if any are taken.

The underwriters initially propose to offer part of each Series of Senior Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 0.375% of the principal amount of the Series B Senior Notes and 0.400% of the principal amount of the Series C Senior Notes. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.200% of the principal amount of the Series B Senior Notes and 0.200% of the principal amount of the Series C Senior Notes. After the initial offering of the Senior Notes, the offering price and other selling terms may from time to time be varied by the underwriters.

We estimate that our total offering expenses not including the underwriting discount will be approximately $150,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We do not intend to apply for listing of the Senior Notes on a national securities exchange or any automated quotation system, but have been advised by the underwriters that they intend to make a market in the Senior Notes. The underwriters are not obligated, however, to do so. No assurance can be given as to the liquidity of the trading market for the Senior Notes.

In order to facilitate the offering of the Senior Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Senior Notes for the underwriters. In addition, to cover overallotments or to stabilize the price of the Senior Notes, the underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the Senior Notes in the offering, if they repurchase previously distributed Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Senior Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

In the ordinary course of business, the underwriters and their affiliates have provided, and continue to provide, financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

Some of the underwriters or their affiliates may receive a portion of the net proceeds of this offering. See USE OF PROCEEDS in this prospectus supplement. If more than 10% of the net proceeds of this offering is to be paid to the underwriters or their affiliates, the NASD Conduct Rules require that the offering be conducted by the underwriter in compliance with NASD Rule 2710(c)(8).

LEGAL MATTERS

Certain legal matters in connection with the offering of the Senior Notes will be passed upon for us by McGuireWoods LLP and for the underwriters by Troutman Sanders LLP, who also performs certain legal services for us and our affiliates on other matters.

EXPERTS

The financial statements and related financial statement schedules incorporated in this prospectus supplement and the accompanying prospectus by reference from our Current Report on Form 8-K filed May 9, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph as to changes in accounting principle for derivative instruments and hedging activities in 2001 and the method of accounting used to develop the market-related value of pension plan assets in 2000), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

VIRGINIA ELECTRIC AND POWER COMPANY

One James River Plaza

701 East Cary Street

Richmond, Virginia 23219

(804) 819-2000

$2,000,000,000

Mortgage Bonds

Senior Debt Securities

Junior Subordinated Notes

Trust Preferred Securities, Related Guarantee

and Agreement as to Expenses and Liabilities

Preferred Stock

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated July 31, 2002.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement as necessary. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION. When we use the terms “we”, “our”, or the “Company” in this prospectus, we are referring to Virginia Electric and Power Company and not Virginia Power Capital Trust II.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2001;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

•	Current Reports on Form 8-K filed January 18, 2002 and January 29, 2002.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    Corporate Secretary

    Virginia Electric and Power Company

    One James River Plaza

    701 E. Cary Street

    Richmond, Virginia 23219

    (804) 819-2000

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

Virginia Electric and Power Company (the Company) is a regulated public utility that generates, transmits and distributes power for sale in Virginia and northeastern North Carolina. In Virginia, the Company trades under the name “Dominion Virginia Power.” The Virginia service area comprises about 65 percent of Virginia’s total land area, but accounts for over 80 percent of its population. In North Carolina, the Company trades under the name “Dominion North Carolina Power” and serves retail customers located in the northeastern region of the state, excluding certain municipalities. In addition, the Company sells electricity at wholesale to rural electric cooperatives, power marketers, municipalities and other utilities. We are a wholly owned subsidiary of Dominion Resources, Inc. (Dominion), a fully integrated gas and electric holding company. Dominion manages our operations, together with those of Dominion’s other subsidiaries, along functional lines rather than by corporate entity. Dominion is not guaranteeing any of the securities described in this prospectus.

Operating Segments

We currently manage our business through two principal segments: Energy and Delivery.

•	Energy—Energy manages the Company’s 18,000 megawatt portfolio of owned and operated generating facilities and purchased power contracts, trading and marketing activities and any commodity, hedging and arbitrage activities.

•	Delivery—Delivery manages the Company’s electric distribution and transmission systems, serving approximately 2.2 million customers, about 6,000 miles of electric transmission lines and customer service operations. We recently executed a preliminary agreement to have PJM Interconnection operate our transmission lines on a regional basis. Under the proposed plan, we would establish PJM South, as a control area operated separately under the single PJM energy market. You should read our periodic reports filed with the SEC for information concerning the transfer of our electric transmission lines to a regional operating authority. See WHERE YOU CAN FIND MORE INFORMATION.

As of December 31, 2001, we had approximately 7,900 full-time employees. Approximately 3,700 employees are subject to collective bargaining agreements. You should read our periodic reports filed with the SEC for information concerning our collective bargaining agreements. See WHERE YOU CAN FIND MORE INFORMATION.

Virginia Electric and Power Company was incorporated in 1909 as a Virginia public service corporation. Its principal office is located at 701 East Cary Street, Richmond, Virginia 23219-3932. The telephone number is (804) 819-2000. All of the Company’s common stock is held by Dominion.

For additional information about us, see WHERE YOU CAN FIND MORE INFORMATION in this prospectus.

THE TRUST

Virginia Power Capital Trust II is a statutory business trust formed under Delaware law by us, as sponsor for the Trust, and Chase Manhattan Bank USA, National Association as trustee. The trust agreement for the Trust will be amended and restated substantially in the form filed as an exhibit to the registration statement, effective when securities of the Trust are issued. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

The Trust exists for the exclusive purposes of:

•	issuing two classes of trust securities, trust preferred securities and trust common securities, which together represent undivided beneficial interests in the assets of the Trust;

•	investing the gross proceeds of the trust securities in our Junior Subordinated Notes;

•	making distributions; and

•	engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

The Junior Subordinated Notes will be the sole assets of the Trust, and our payments under the Junior Subordinated Notes and the Agreement as to Expenses and Liabilities will be the sole revenue of the Trust.

No separate financial statements of the Trust are included in this prospectus. We consider that these financial statements would not be material to holders of the trust preferred securities because the Trust has no independent operations and the purpose of the Trust is as described above. The Trust will not file annual, quarterly or special reports with the SEC.

The principal place of business of the Trust will be c/o Virginia Electric and Power Company, 701 East Cary Street, Richmond, Virginia 23219.

USE OF PROCEEDS

The net proceeds from the sale of the securities offered by this prospectus will be used to meet a portion of the general capital requirements of the Company, for the refinancing of preferred stock and outstanding debt including our commercial paper and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for each of the periods indicated are as follows:

	For the Twelve Months Ended March 31, 2002	Twelve Months Ended December 31,
		2001	2000	1999	1998	1997
Ratio of earnings to fixed charges	3.79	3.16	3.76	3.50	2.19	3.21
Ratio of earnings to fixed charges and preferred stock dividends	3.44	2.83	3.19	2.94	1.85	2.74

In the ratio of earnings to fixed charges, earnings are determined by adding fixed charges (excluding interest capitalized) to income before taxes. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized and the portion of rental expense that is representative of the interest factor.

In the ratio of earnings to fixed charges and preferred stock dividends, earnings are determined by adding fixed charges (excluding interest capitalized and preferred dividends (grossed-up by a factor of pre-tax net income divided by net income )) to income before income taxes. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, and the portion of rental expense that is representative of the interest factor and preferred stock dividends (as grossed-up).

DESCRIPTION OF MORTGAGE BONDS

We will issue our First and Refunding Mortgage Bonds (Bonds) in one or more series under an Indenture of Mortgage dated November 1, 1935, as supplemented and modified by eighty-five supplemental indentures and as to be supplemented by one or more additional supplemental indentures to be entered into in connection with each new series of Bonds. The Indenture of Mortgage and all such supplemental indentures are collectively referred to as the Mortgage. The Indenture of Mortgage, the supplemental indentures which remain in effect and a form of supplemental indenture are Exhibits to the Registration Statement of which this Prospectus is a part. The Trustee under the Mortgage is JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank). We have summarized selected provisions of the Mortgage below. Capitalized terms used in the summary have the meanings specified in the Mortgage.

General

Unless otherwise provided in the applicable prospectus supplement, we will issue the Bonds only in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000 and these will be exchangeable for a like aggregate principal amount of Bonds of other authorized denominations of the same series. No charge will be made for any transfer or exchange of the Bonds, but we may require a payment to cover any stamp tax or other governmental charge. You may transfer and exchange your Bonds at JPMorgan Chase Bank, 55 Water Street, New York, New York 10041.

Interest, Maturity and Payment

The Bonds will bear interest from their issue date at the rate shown in the applicable prospectus supplement payable semiannually on the interest payment dates shown in that prospectus supplement. The Bonds will mature on the date shown in the applicable prospectus supplement. Interest will be paid to the persons in whose names the Bonds are registered at the close of business on the 15th day (whether or not a business day) of the calendar month next preceding the interest payment date, except for defaulted interest and except for unmatured accrued interest on Bonds called for redemption on a date other than an interest payment date. Principal of, premium, if any, and interest on the Bonds are payable at the office or agency of the Trustee in New York City.

Provisions of a Particular Series

You should refer to the applicable prospectus supplement for the specific terms relating to that particular series of Bonds including:

•	its specific designation;

•	the aggregate principal amount;

•	the date or dates on which the series will mature;

•	the rate per annum at which the series will bear interest;

•	any optional or mandatory redemption provisions allowing the Bonds to be redeemed at our option or at the option of the holder of the Bonds including the redemption or repayment dates and the redemption or repayment prices; and

•	any other special terms.

Security and Priority

The Bonds will be our secured obligations, together with all other bonds currently outstanding or issued later under the Mortgage. The Bonds will be secured by a direct lien on all public utility property owned by us but subject to the operation of the release provisions (which, in effect, permit the disposition of all property in excess of the amount used under the Mortgage). Prior lien debt on after-acquired property may be extended or refunded under the same lien until property is certified under the Mortgage, but not after certification, except upon consent of the holders of 60% in the amount of the bonds issued and outstanding under the Mortgage. (See Sections 4.03 and 4.07 of the Mortgage.) All cash, securities, accounts receivable, agreements, leases, materials and supplies, automotive equipment, timber, coal and other minerals under the mortgaged land, and certain other assets are excluded from the lien. (See Preamble to the Indenture of Mortgage, Part VIII and Fourteenth Supplemental Indenture, Part VI.) In case of a merger, consolidation or sale of substantially all of our assets, the lien may be limited to our system at that time. (See Sections 8.02, 8.03 and 8.04 of the Mortgage.)

The lien of the Mortgage must be duly recorded and filed, and is a first lien junior only to (i) statutory liens and equitable priorities for taxes, services, materials and supplies and (ii) pre-existing liens on after-acquired property.

Other than the security afforded by the lien of the Mortgage, there are no provisions of the Mortgage which provide holders of the Bonds protection in the event of a highly leveraged transaction involving our Company. Such a transaction would require regulatory approval that we believe would be unlikely for a transaction that would result in our having a highly leveraged capital structure.

Issuance of Additional Bonds or Other Debt

We may issue additional bonds under the Mortgage of any series from time to time, but not more in aggregate amount than the amount authorized by our common shareholder (currently $5 billion), on the following bases:

1.	Up to 60% of the net amount of additional property certified under Section 2.03 and subject to no senior lien except permitted liens and liens securing refundable debt, but only if net earnings (in 12 consecutive months within the 15 next previous months), after depreciation but before income taxes, are at least twice the annual interest charges on all bonds then outstanding or applied for and any indebtedness secured by senior liens.

a.	But no more than 20% of total net earnings may be from nonoperating income and the aggregate of maintenance and repairs and depreciation must be not less than 15% of total operating revenues less the cost of electricity purchased for resale and resale paid by us for electric properties for such period.

b.	Refundable debt may not exceed 60% of the property securing it or 15% of the bonds outstanding or issuable and is deducted from the amount of bonds otherwise issuable. (See Sections 2.02, 2.03, 2.08, 2.09 and 4.16 of the Mortgage.)

2.	Up to the amount of bonds or refundable debt retired (unless from certain funds). (See Sections 2.02, 2.04, 2.05, 2.08, and 2.09 of the Mortgage.)

3.	Up to the amount of cash deposited for the purpose, but only if net earnings are as required in 1 above. The cash may be withdrawn in the amount of the bonds issuable as shown in 1 and 2 above, without regard to earnings. This is the only restriction on the disposition of proceeds of additional bonds. (See Sections 2.02, 2.06, and 2.07 of the Mortgage.)

The Bonds will be issued on the bases described above.

The Mortgage does not limit the Company’s ability to issue additional unsecured debt.

Release and Substitution of Security

Property may be released upon filing a Credit Certificate or upon depositing cash in the amount of the value of the property (which then may be withdrawn upon filing a Credit Certificate). The Credit Certificate supplies evidence, between formal certifications under Section 2.03 of the Mortgage, that credits previously established on the basis of property acquisition or bonds or refundable debt retirement have not been exhausted by showing that the retirements that have not yet been certified are less than the balance of the credits that would remain unused after the action then sought (including in such credits the amount of additional property not formally certified and the amount of release moneys, etc., then held by the Trustee). Instead of cash, purchase money bonds or bonds of the United States or any State or their respective political subdivisions may be deposited. Special provisions are made for property and cash subject to senior liens and for refundable debt held in pledge. (See Section 2.09(q), Article 5 and Article 6 of the Mortgage.)

Modification

With the consent of the holders of 75% in amount of all bonds issued and outstanding under the Mortgage (including at least 60% in amount of each affected series)

•	any default may be waived except for a default in the payment of principal or interest at their due dates; and

•	the Mortgage may be changed in any way except to extend the due dates of principal or interest or reduce the amount of principal, interest or premium, if any. (See section 7.24 and Article 14 of the Mortgage.)

Default and Action by the Trustee

An event of default includes:

•	default in payment of principal of any series of bonds issued under the Mortgage;

•	continuous default for 90 days in payment of interest on any series of such bonds (except that the default need only continue for 30 days in the case of certain series);

•	default for 90 days after notice in the performance of any other covenant in the Mortgage and the occurrence of certain bankruptcy-related events. (See Section 7.01. of the Mortgage.)

During an event of default, the Trustee must use the same degree of care and skill as a prudent person in the conduct of their own affairs. Subject to that standard, a majority in amount of bonds issued under the Mortgage is necessary to require the Trustee to take action, and the Trustee is entitled to be indemnified to its satisfaction. (See Section 7.20 of Indenture of Mortgage and Third Supplemental Indenture Sections 7.02 and 7.03.) We are required to report annually to the Trustee that we are not in default under the Mortgage. (See Third Supplemental Indenture Section 6.03.)

DESCRIPTION OF DEBT SECURITIES

The term Debt Securities includes the Senior Debt Securities and the Junior Subordinated Notes. We will issue the Senior Debt Securities in one or more series under a Senior Indenture dated as of June 1, 1998 between us and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, and the Junior Subordinated Notes in one or more series under our Subordinated Indenture dated as of August 1, 1995 between us and JPMorgan Chase Bank (formerly known as Chemical Bank), as trustee. The Indenture related to the Junior Subordinated Notes is called the Subordinated Indenture in this prospectus, and, together, the Senior Indenture and the Subordinated Indenture are called Indentures. We have summarized selected provisions of the Indentures below. The Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in this description have the meanings specified in the Indentures.

General

The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt. The Junior Subordinated Notes will be our unsecured obligations and are junior in right of payment to our Senior Indebtedness, as described under the caption ADDITIONAL TERMS OF JUNIOR SUBORDINATED NOTES—Subordination.

Our ability to meet our obligations under the Debt Securities is dependent on our earnings and cash flows. As of June 30, 2002, we had 3.84 million outstanding shares of Preferred Stock with a liquidation value of $391.1 million. In addition to trade debt, we have ongoing corporate debt programs used to finance our business activities. As of March 31, 2002, we had approximately $4.5 billion in aggregate principal amount of outstanding long-term debt, including $325 million of securities due within one year. In addition, we have a commercial paper program that at March 31, 2002 had an outstanding balance of $245 million.

Neither of the Indentures limits the amount of Debt Securities that we may issue under it. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. Forms of supplemental indentures to each of the Indentures are exhibits to the registration statement.

The Indentures do not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Debt Securities, for issuances of additional Debt Securities of that series. The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any payments due if the maturity of the Debt Securities is accelerated;

•	any optional redemption terms, or, with respect to the Senior Debt Securities, any repayment terms;

•	any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or, with respect to the Senior Debt Securities, any sinking fund provisions;

•	with respect to Senior Debt Securities, the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•	with respect to Senior Debt Securities, if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest, or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•	whether the Debt Securities are to be issued in fully registered certificated form or in book-entry form represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary’s nominee (Book-Entry Debt Securities);

•	with respect to Senior Debt Securities, denominations, if other than $1,000 each or multiples of $1,000;

•	any changes to events of defaults or covenants; and

•	any other terms of the Debt Securities. (Sections 201 & 301 of the Senior

Indenture & Sections 201& 301 of the Subordinated Indenture.)

The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

No Debt Security will be subject to conversion, amortization, or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we cannot redeem the Debt Security before the Stated Maturity. Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on and after the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•	redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 30 days before the date of redemption. (Section 1104 of the Senior Indenture & Section 1104 of the Subordinated Indenture.)

We will not be required to:

•	issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

•	register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Section 303 of the Subordinated Indenture.)

Payment and Transfer; Paying Agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•	by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee before the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to the Company, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Section 1003 of the Subordinated Indenture.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. (Section 1002 of the Senior Indenture & Section 1002 of the Subordinated Indenture.)

Global Securities

We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $500,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be deposited and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Section 203 of the Subordinated Indenture.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•	will not be considered the owners or holders of the global certificate or any

Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 305 of the Senior Indenture & Section 203 of the Subordinated Indenture.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	the Company;

•	the Trustee;

•	the Trust (only with respect to the Junior Subordinated Notes if the Junior Subordinated Notes are issued to the Trust); or

•	any agent of any of the above.

Covenants

Under the Indentures we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures;

•	preserve and keep in full force and effect our corporate existence except as provided in the Indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003, 1004 & 1005 of the Senior Indenture & Sections 1001, 1002, 1003, 1005 and 1007 of the Subordinated Indenture.)

Consolidation, Merger or Sale

The Indentures provide that we may consolidate or merge with or into, or sell all or substantially all our assets to, another Person, provided that any successor assumes our obligations under the Indentures and the Debt Securities issued under the Indentures. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the applicable Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us and, in the case of a sale of all or substantially all our assets, we will be relieved of our obligations. (Sections 801 & 802 of the Senior Indenture & Sections 801, & 802 of the Subordinated Indenture.)

Events of Default

Event of Default when used in each of the Indentures, will mean any of the following with respect to Debt Securities of any series:

•	failure to pay the principal or any premium on any Debt Security when due;

•	with respect to the Senior Debt Securities, failure to deposit any sinking fund payment for that series when due that continues for 60 days (3 business days in the case of Junior Subordinated Notes);

•	failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days; provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of the Junior Subordinated Notes that permit such deferrals;

•	failure to perform any other covenant in the Indentures (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities (25% in the case of the Junior Subordinated Notes) of that series give us written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default included in the Indentures or any supplemental indenture. (Section 501 of the Senior Indenture & Section 501 of the Subordinated Indenture.)

In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indentures. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement.

If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% (25%, in the case of the Junior Subordinated Notes) in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture & Section 502 of the Subordinated Indenture.)

The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. However, the Trustee must give the holders of Debt Securities notice of any default to the extent provided by the Trust Indenture Act. (Sections 512, 601 & 602 of the Senior Indenture & Sections 512, 601 & 602 of the Subordinated Indenture.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Section 508 of the Subordinated Indenture.)

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Indentures, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Indentures will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•	rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indentures.

Modification of Indentures; Waiver

Under the Indentures, our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Section 902 of the Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Section 902 of the Subordinated Indenture.)

The holders of a majority of the outstanding Debt Securities of all series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Section 513 of the Subordinated Indenture.)

In addition, under certain circumstances, the holders of a majority of the outstanding Junior Subordinated Notes of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Junior Subordinated Notes were issued. (Section 1008 of the Subordinated Indenture.)

Concerning the Trustee

JPMorgan Chase Bank is the Trustee under the Indentures and will also act as the Property Trustee and the Guarantee Trustee for the Trust. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee under other indentures under which we and certain of our affiliates have issued securities. JPMorgan Chase Bank’s affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Trustee will perform only those duties that are specifically described in the Indentures unless an event of default under an Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Section 601 of the Subordinated Indenture.)

The Trustee administers its corporate trust business at 450 West 33rd Street, New York, New York 10001, Attention: Institutional Trust Services.

ADDITIONAL TERMS OF SENIOR DEBT SECURITIES

Repayment at the Option of the Holder; Repurchases by the Company

We must repay the Senior Debt Securities at the option of the Holders before the Stated Maturity Date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the Senior Debt Securities subject to repayment at the option of the Holder will be subject to repayment:

•	on the specified Repayment Dates; and

•	at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date.

For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days before the date of repayment:

•	in the case of a certificated Senior Debt Security, the certificated Senior Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

•	in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the Holder will be irrevocable.

Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securities or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary’s records, to the Trustee. See DESCRIPTION OF DEBT SECURITIES—Global Securities.

Defeasance

We will be discharged from our obligations on the Senior Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities of the series. If this happens, the holders of the Senior Debt Securities of the series will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Debt Securities and replacement of lost, stolen or mutilated Senior Debt Securities. (Sections 1302 and 1304 of the Senior Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Senior Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Senior Debt Securities and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

ADDITIONAL TERMS OF JUNIOR SUBORDINATED NOTES

Additional Covenants Applicable to Junior Subordinated Notes

Under the Subordinated Indenture, we will:

•	maintain 100% ownership of the Trust to which a series of the Junior Subordinated Notes have been issued while the series of the Junior Subordinated Notes remains outstanding; and

•	pay to the Trust to which the Junior Subordinated Notes have been issued any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority on the Trust, so that the net amounts received and retained by the Trust (after paying any taxes, duties, assessments or other governmental charges) will be not less than the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed. (Sections 303 & 305 of the Subordinated Indenture.)

Option to Extend Interest Payment Period

We can defer interest payments by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Junior Subordinated Notes. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the coupon or interest rate for the Junior Subordinated Notes, to the extent permitted by applicable law. (Section 301 of the Subordinated Indenture.)

During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Junior Subordinated Notes or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

•	dividends paid in common stock;

•	dividends in connection with the implementation of a shareholder rights plan;

•	payments to a trust holding securities of the same series under a guarantee; or

•	repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants.

Subordination

Each series of Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

•	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes. (Sections 1301, 1302 and 1303 of the Subordinated Indenture.)

Senior Indebtedness means, with respect to any series of Junior Subordinated Notes:

•	any payment due in respect of our indebtedness for borrowed money or indebtedness that is evidenced by securities, debentures, bonds, notes or other similar instruments;

•	our capital lease obligations;

•	our obligations relating to the deferred purchase price of property, our conditional sale obligations and our obligations under title retention agreements;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar credit transactions; and

•	all indebtedness of others of the kinds described in the preceding categories that we have assumed or guaranteed or that is secured by our property or assets.

(Section 101 of the Subordinated Indenture.)

Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Notes without the consent of each holder of Senior Indebtedness that the amendment would adversely affect.

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

DESCRIPTION OF TRUST PREFERRED SECURITIES

The following is a summary of the principal terms of the Trust Preferred Securities. The form of amended trust agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. The terms of the

Trust Preferred Securities will include those stated in the amended trust agreement and those made part of the amended trust agreement by the Trust Indenture Act.

General

The Trust will exist until terminated as provided in its amended trust agreement. Except under certain circumstances, we will be entitled to appoint, remove, or replace trustees, who will conduct the business and affairs of the Trust. The trustees of the Trust will consist of:

•	two employees, officers or affiliates of the Company as Administrative Trustees;

•	a financial institution unaffiliated with us that will act as a property trustee and as an indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in a prospectus supplement (the Property Trustee); and

•	one trustee with its principal place of business or who resides in the State of Delaware and who will act under the terms set forth in a prospectus supplement. (Sections 6.1 through 6.5 of the Amended Trust Agreement.)

The amended trust agreement will authorize the Administrative Trustees to issue, on behalf of the Trust, two classes of trust securities, Trust Preferred Securities and trust common securities, each of which will have the terms described in this prospectus and in the applicable prospectus supplement. We will own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made on the trust common securities, proportionately with the Trust Preferred Securities. However, if an event of default occurs and is continuing under the amended trust agreement, the rights of the holders of the trust common securities to payment for distributions and payments upon liquidation, redemption and otherwise, will be subordinated to the rights of the holders of the Trust Preferred Securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount of approximately 3% of the total capital of the Trust. (Sections 3.6, 5.1, 5.2 and 7.1 of the Amended Trust Agreement.)

The proceeds from the sale of the Trust Preferred Securities will be used by the Trust to purchase a series of our Junior Subordinated Notes. These Junior Subordinated Notes will be held in trust by the Property Trustee for the benefit of the holders of the trust securities. We will guarantee the payments of distributions and payments on redemption or liquidation with respect to the Trust Preferred Securities, but only to the extent the Trust has funds available to make those payments and has not made the payments. See DESCRIPTION OF GUARANTEE.

The assets of the Trust available for distribution to the holders of Trust Preferred Securities will be limited to payments from us under the Junior Subordinated Notes held by the Trust. If we fail to make a payment on the Junior Subordinated Notes, the Trust will not have sufficient funds to make related payments, including distributions, on its Trust Preferred Securities.

The Guarantee, when taken together with our obligations under the Junior Subordinated Notes, the Subordinated Indenture and the amended trust agreement, will provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities issued by the Trust. Dominion, our parent company, is not guaranteeing any of the obligations of the Trust.

The Trust Preferred Securities will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that will be described in the amended trust agreement or made part of the amended trust agreement by the Trust Indenture Act or the Delaware Business Trust Act. The terms of the Trust Preferred Securities will mirror the terms of the Junior Subordinated Notes held by the Trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the Trust Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Notes held by the Trust. Holders of Trust Preferred Securities have no preemptive or similar rights. (Section 7.1 of the Amended Trust Agreement.)

Provisions of a Particular Series

The Trust may issue only one series of Trust Preferred Securities. A prospectus supplement will set forth the principal terms of the Trust Preferred Securities that will be offered, including:

•	the name of the Trust Preferred Securities;

•	the liquidation amount and number of Trust Preferred Securities issued;

•	the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

•	the date from which distributions will be cumulative;

•	the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the Trust Preferred Securities will be purchased or redeemed, in whole or in part;

•	the terms and conditions, if any, upon which the Junior Subordinated Notes and the related Guarantee may be distributed to holders of those Trust Preferred Securities;

•	any securities exchange on which the Trust Preferred Securities will be listed;

•	whether the Trust Preferred Securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depository for those global certificates and the specific terms of the depositary arrangements; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of the Trust Preferred Securities. (Article 7 of the Amended Trust Agreement.)

The interest rate and interest and other payment dates of Junior Subordinated Notes issued to the Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities of the Trust.

Extensions

We have the right under the Subordinated Indenture to defer payments of interest on the Junior Subordinated Notes by extending the interest payment period from time to time on the Junior Subordinated Notes. The Administrative Trustees will give the holders of the Trust Preferred Securities notice of any Extension Period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the Trust Preferred Securities as they appear on the books and records of the

Trust on the record date next following the termination of such deferral period. See ADDITIONAL TERMS OF JUNIOR SUBORDINATED NOTES—Option to Extend Interest Payment Period.

Distributions

Distributions on the Trust Preferred Securities will be made on the dates payable to the extent that the Trust has funds available for the payment of distributions in the Property Account. The Trust’s funds available for distribution to the holders of the trust securities will be limited to payments received from us on the applicable Junior Subordinated Notes. We have guaranteed the payment of distributions out of monies held by the Trust to the extent set forth under DESCRIPTION OF GUARANTEE.

Distributions on the Trust Preferred Securities will be payable to the holders named on the securities register of the Trust at the close of business on the relevant record dates, which, as long as the Trust Preferred Securities remain in book-entry only form, will be one business day before the relevant payment dates. Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Notes in the Property Account for the benefit of the holders of the trust securities. If the Trust Preferred Securities do not continue to remain in book-entry only form, the relevant record dates will conform to the rules of any securities exchange on which the Trust Preferred Securities are listed and, if none, the Administrative Trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days before the relevant payment dates. If any date on which distributions are to be made on the Trust Preferred Securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the record date. (Section 7.2 of the Amended Trust Agreement.)

Mandatory Redemption of Trust Preferred Securities

The Trust Preferred Securities have no stated maturity date, but will be redeemed upon the maturity of the Junior Subordinated Notes or to the extent the Junior Subordinated Notes are redeemed before maturity. The Junior Subordinated Notes will mature on the date specified in the prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event or an Investment Company Event as described under “—Special Event Redemption.”

Upon the maturity of the Junior Subordinated Notes, the proceeds of their repayment will simultaneously be applied to redeem all the outstanding trust securities at the Redemption Price. Upon the redemption of the Junior Subordinated Notes, either at our option or as a result of a Tax Event or an Investment Company Event, the proceeds from the redemption will simultaneously be applied to redeem trust securities having a total liquidation amount equal to the total principal amount of the Junior Subordinated Notes so redeemed at the redemption price; provided, that holders of trust securities will be given not less than 30 nor more than 60 days’ notice of the redemption. If fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately. (Section 7.3 of the Amended Trust Agreement.)

Special Event Redemption

Both a Tax Event and an Investment Company Act Event constitute Special Events for purposes of the redemption provisions described in the preceding paragraph.

A Tax Event means that the Administrative Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

•	the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

•	any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that:

•	the Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the Junior Subordinated Notes;

•	interest payable to the Trust on the Junior Subordinated Notes is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes; or

•	the Trust is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

Investment Company Event means that the Administrative Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that the Trust is or will be considered an investment company and be required to be registered under the Investment Company Act. (Section 1.1 of the Amended Trust Agreement.)

Redemption Procedures

The Trust may not redeem fewer than all the outstanding trust securities unless all accrued and unpaid distributions have been paid on all trust securities for all distribution periods terminating on or before the date of redemption. If fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

If the Trust gives a notice of redemption in respect of the trust securities it will be irrevocable and, if we have paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Junior Subordinated Notes, then, by 12:00 noon New York City time on the redemption date, the Property Trustee will irrevocably deposit with the depositary funds sufficient to pay the redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the Trust Preferred Securities, and the paying agent will pay the redemption price to the holders of the trust common securities. If notice of redemption has been given and funds deposited as required, then, immediately before the close of business on the date of the deposit, distributions will cease to accrue and all rights of holders of Trust Preferred Securities called for redemption will cease, except the right of the holders of the Trust Preferred Securities to receive the redemption price but without interest on the redemption price. If any date fixed for redemption of Trust Preferred Securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. If payment of the redemption price in respect of Trust Preferred Securities is improperly withheld or refused and not paid either by the Trust or by us under the Guarantee, distributions on the Trust Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

Subject to the foregoing and applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement. (Section 7.4 of the Amended Trust Agreement.)

Distribution of the Junior Subordinated Notes

We will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, to cause Junior Subordinated Notes to be distributed to the holders of the Trust Preferred Securities in a total stated principal amount equal to the total stated liquidation amount of the Trust Preferred Securities then outstanding. Before any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the Trust and distribute the Junior Subordinated Notes will be conditioned on our receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders. (Section 8.1 of the Amended Trust Agreement.)

Liquidation Distribution Upon Dissolution

The amended trust agreement will state that the Trust will be dissolved:

•	upon our bankruptcy;

•	upon the filing of a certificate of dissolution or its equivalent with respect to us;

•	upon the filing of a certificate of cancellation with respect to the Trust after obtaining the consent of at least a majority in liquidation amount of the Trust Preferred Securities, voting together as a single class;

•	90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

•	upon the distribution of the related Junior Subordinated Notes directly to the holders of the trust securities;

•	upon the redemption of all of the trust securities; or

•	upon entry of a court order for the dissolution of us or the Trust. (Section 8.1 of the Amended Trust Agreement.)

Upon a dissolution, after the Trust pays all amounts owed to creditors, the holders of the Trust Preferred Securities will be entitled to receive:

•	cash equal to the total liquidation amount of the Trust Preferred Securities specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

•	Junior Subordinated Notes in a total principal amount equal to the total liquidation amount of the Trust Preferred Securities.

If the Trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the Trust on its trust securities will be paid proportionately. However, if an event of default under the amended trust agreement occurs, the total amounts due on the Trust Preferred Securities will be paid before any distribution on the trust common securities. Under certain circumstances involving the dissolution of the Trust, subject to obtaining any required regulatory approval, Junior Subordinated Notes will be distributed to the holders of the trust securities in liquidation of the Trust. (Section 8.2 of the Amended Trust Agreement.)

Trust Enforcement Events

An event of default under the Subordinated Indenture relating to the Junior Subordinated Notes held by the Trust will be an event of default under the amended trust agreement (a Trust Enforcement Event).  See DESCRIPTION OF DEBT  SECURITIES—Events of Default.

In addition, the voluntary or involuntary dissolution, winding up or termination of the Trust is also a Trust Enforcement Event, except in connection with:

•	the distribution of the Junior Subordinated Notes to holders of the trust securities of the Trust;

•	the redemption of all of the trust securities of the Trust; or

•	mergers, consolidations or amalgamations permitted by the amended trust agreement of the Trust.

Under the amended trust agreement, the holder of the trust common securities will be deemed to have waived any Trust Enforcement Event with respect to the trust common securities until all Trust Enforcement Events with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events with respect to the Trust Preferred Securities have been so cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the amended trust agreement and the Subordinated Indenture. If any Trust Enforcement Event with respect to the Trust Preferred Securities is waived by the holders of the Trust Preferred Securities as provided in the amended trust agreement, under the amended trust agreement the holders of trust common securities have agreed that the waiver also constitutes a waiver of the Trust

Enforcement Event with respect to the trust common securities for all purposes under the amended trust agreement without any further act, vote or consent of the holders of trust common securities. (Section 2.6 of the Amended Trust Agreement.)

We and the Administrative Trustees must file annually with the Property Trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended trust agreement. (Section 2.4 of the Amended Trust Agreement.)

Upon the occurrence of a Trust Enforcement Event, the Property Trustee, as the sole holder of the Junior Subordinated Notes issued to the Trust, will have the right under the Subordinated Indenture to declare the principal of, interest and premium, if any, on the Junior Subordinated Notes held by the Trust to be immediately due and payable.

If the Property Trustee fails to enforce its rights under the amended trust agreement or the Subordinated Indenture to the fullest extent permitted by law and subject to the terms of the amended trust agreement and the Subordinated Indenture, any holder of Trust Preferred Securities may sue us, or seek other remedies, to enforce the Property Trustee’s rights under the amended trust agreement or the Subordinated Indenture without first instituting a legal proceeding against the Property Trustee or any other person. If a Trust Enforcement Event occurs and is continuing as a result of our failure to pay principal of or interest or premium, if any, on the Junior Subordinated Notes held by the Trust when payable, then a holder of the Trust Preferred Securities may directly sue us or seek other remedies, to collect its proportionate share of payments owned. See RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED NOTES HELD BY THE TRUST.

Removal and Replacement of Trustees

Only the holders of trust common securities have the right to remove or replace the trustees of the Trust, except that while an event of default in respect of the Junior Subordinated Notes has occurred or is continuing, the holders of a majority of the Trust Preferred Securities will have this right. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended trust agreement. (Section 6.6 of the Amended Trust Agreement.)

Mergers, Consolidations or Amalgamations of the Trust

The Trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body (each, a Merger Event), except as described below. The Trust may, with the consent of a majority of its Administrative Trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that the following conditions are met:

•	the successor entity either:

•	assumes all of the obligations of the Trust relating to its trust securities, or

•	substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

•	we acknowledge a trustee of the successor entity who has the same powers and duties as the Property Trustee of the Trust, as the holder of the Junior Subordinated Notes;

•	the Trust Preferred Securities are listed, or any successor securities will be listed, upon notice of issuance, on the same securities exchange or other organization that the Trust Preferred Securities are then listed;

•	the Merger Event does not cause the Trust Preferred Securities or successor securities to be downgraded by any nationally recognized rating agency;

•	the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust securities or successor securities in any material way, other than with respect to any dilution of the holders’ interest in the new entity;

•	the successor entity has a purpose identical to that of the Trust;

•	before the Merger Event, we have received an opinion of counsel from a nationally recognized law firm stating that:

•	the Merger Event does not adversely affect the rights of the holders of the Trust Preferred Securities or any successor securities in any material way, other than with respect to any dilution of the holders’ interest in the new entity, and

•	following the Merger Event, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

•	we guarantee the obligations of the successor entity under the successor securities in the same manner as in the Guarantee.

In addition, unless all of the holders of the Trust Preferred Securities and trust common securities approve otherwise, the Trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause the Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes. (Section 3.15 of the Amended Trust Agreements.)

Voting Rights; Amendment of Trust Agreement

The holders of Trust Preferred Securities have no voting rights except as discussed under “—Mergers, Consolidations or Amalgamations of the Trust” and DESCRIPTION OF GUARANTEE—“Amendments”, and as otherwise required by law and the amended trust agreement.

The amended trust agreement may be amended if approved by a majority of the Administrative Trustees, the Property Trustee and, in certain cases, the Delaware Trustee. However, if any proposed amendment provides for, or otherwise proposes to effect,

•	any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the amended trust agreement or otherwise, or

•	the dissolution, winding-up or termination of the Trust other than under the terms of the amended trust agreement,

then the holders of the Trust Preferred Securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the Trust Preferred Securities affected by the amendment or proposal.

No amendment may be made to the amended trust agreement if that amendment would:

•	cause the Trust to be characterized as other than a grantor trust for U.S. federal income tax purposes;

•	reduce or otherwise adversely affect the powers of the Property Trustee; or

•	cause the Trust to be deemed to be an investment company which is required to be registered under the Investment Company Act. (Section 11.1 of the Amended Trust Agreement.)

The holders of a majority of the total liquidation amount of the Trust Preferred Securities have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee; or

•	direct the exercise of any trust or power conferred upon the Property Trustee under the amended trust agreement, including the right to direct the Property Trustee, as the holder of the Junior

Subordinated Notes, to:

(a)	exercise the remedies available under the Subordinated Indenture with respect to the Junior Subordinated Notes,

(b)	consent to any amendment or modification of the Subordinated Indenture or the Junior Subordinated Notes if consent is required,

(c)	waive any event of default under the Subordinated Indenture that is waivable, or

(d)	cancel an acceleration of the principal of the Junior Subordinated Notes.

In addition, except with respect to directing the time, method and place of conducting a proceeding for a remedy, the Property Trustee will not be obligated to take the actions described in sub-paragraphs (a) and (b) above unless it has obtained an opinion of counsel stating that, as a result of that action, the Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes. (Section 7.5 of the Amended Trust Agreement.)

As described in the form of amended trust agreement, the Property Trustee may hold a meeting to have holders of Trust Preferred Securities vote on a change or have them approve a change by written consent.

If a vote by the holders of Trust Preferred Securities is taken or a consent is obtained, any Trust Preferred Securities owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

•	we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of Trust Preferred Securities; and

•	any Trust Preferred Securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained. (Section 7.5 of the Amended Trust Agreement.)

Information Concerning the Property Trustee

For matters relating to compliance with the Trust Indenture Act, the Property Trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The Property Trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the amended trust agreement and, upon a Trust Enforcement Event, must exercise the rights and powers granted to it in the amended trust agreement and use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers given it by the applicable amended trust agreement at the request of any holder of Trust Preferred Securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. (Sections 3.9 and 3.10 of the Amended Trust Agreement.)

Information Concerning the Delaware Trustee

Chase Manhattan Bank USA, National Association, will serve as trustee of the Trust in the State of Delaware for the purpose of complying with the provisions of the Delaware Business Trust Act. It is an affiliate of JPMorgan Chase Bank which serves as Property Trustee and in the other capacities described above under “—Information Concerning the Property Trustee.”

Information Concerning the Administrative Trustees

The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in a way that:

•	will not cause it to be deemed to be an investment company required to be registered under the Investment Company Act;

•	will cause it to be classified as a grantor trust for U.S. federal income tax purposes; and

•	will cause the Junior Subordinated Notes it holds to be treated as our indebtedness for U.S. federal income tax purposes.

We and the Administrative Trustees are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended trust agreement, that we and the Administrative Trustees determine to be necessary or desirable for those purposes. (Section 3.6 of the Amended Trust Agreement.)

DESCRIPTION OF GUARANTEE

We will execute the Guarantee from time to time for the benefit of the holders of the Trust Preferred Securities. Dominion, our parent company, is not guaranteeing any of the obligations of the Trust.

JPMorgan Chase Bank will act as Guarantee Trustee under the Guarantee. The

Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities.

The following description of the Guarantee is only a summary. The form of the Guarantee is an exhibit to the registration statement.

General

We will irrevocably and unconditionally agree under the Guarantee to pay the Guarantee Payments, to the extent specified in the Guarantee, to the holders of the Trust Preferred Securities, but only to the extent that the Guarantee Payments are not paid by or on behalf of the Trust. We are required to pay the Guarantee Payments to the extent specified in the Guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person. (Section 5.1 of the Guarantee.)

The following payments and distributions on the Trust Preferred Securities are Guarantee Payments:

•	any accrued and unpaid distributions required to be paid on the Trust Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

•	the redemption price for any Trust Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

•	upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Notes to the holders of Trust Securities of the Trust or the redemption of all the Trust Preferred Securities of the Trust, the lesser of:

•	the sum of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

•	the amount of assets of the Trust remaining available for distribution to holders of the Trust Preferred Securities of the Trust in liquidation of the Trust. (Section 1.1 of the Guarantee.)

We may satisfy our obligation to make a Guarantee Payment by making that payment directly to the holders of the Trust Preferred Securities or by causing the Trust to make the payment to those holders. (Section 5.1 of the Guarantee.)

The Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the Trust Preferred Securities from the time of issuance of the Trust Preferred Securities, except that the Guarantee will only apply to the payment of distributions and other payments on the Trust Preferred Securities when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

If we do not make the required payments on the Junior Subordinated Notes that the Property Trustee holds under the Trust, the Trust will not make the related payments on the Trust Preferred Securities.

Subordination

Our obligations under the Guarantee will be unsecured obligations of the Company. Those obligations will rank:

•	subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

•	equal in priority with the Junior Subordinated Notes that we may issue and similar guarantees; and

•	senior to our preferred and common stock. (Section 6.2 of the Guarantee.)

We currently have $139 million in outstanding Junior Subordinated Notes that will rank equal in priority with the Guarantee.

The Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. (Section 5.4 of the Guarantee.)

The terms of the Trust Preferred Securities will provide that each holder of the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the Guarantee.

Amendments

We may amend the Guarantee without the consent of any holder of the Trust Preferred Securities if the amendment does not materially and adversely affect the rights of those holders. We may otherwise amend the Guarantee with the approval of the holders of more than 50% of the outstanding Trust Preferred Securities to which the Guarantee relates. (Section 9.2 of the Guarantee.)

Termination

The Guarantee will terminate and be of no further effect when:

•	the redemption price of the Trust Preferred Securities to which the Guarantee relates is fully paid;

•	we distribute the related Junior Subordinated Notes to the holders of the Trust Preferred Securities; or

•	the amounts payable upon liquidation of the Trust are fully paid. (Section 7.1 of the Guarantee.)

The Guarantee will remain in effect or will be reinstated if at any time any holder of the Trust Preferred Securities must restore payment of any sums paid to that holder with respect to the Trust Preferred Securities or under the Guarantee.

Material Covenants

We will covenant that, so long as any Trust Preferred Securities remain outstanding, if there is an event of default under the Guarantee or the amended trust agreement:

•	we will not make distributions related to our debt securities that rank equally with or junior to the Junior Subordinated Notes, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

•	we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments.

We may, however, make the following types of distributions:

•	dividends paid in common stock;

•	dividends in connection with the implementation of a shareholder rights plan;

•	payments to a trust holding securities of the same series under a guarantee; and

•	repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants. (Section 6.1 of the Guarantee.)

Events of Default

An event of default will occur under the Guarantee if we fail to perform any of our payment obligations under the Guarantee. The holders of a majority of the Trust Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Trust Preferred Securities of that series. (Section 2.6 of the Guarantee.) The Guarantee Trustee is entitled to enforce the Guarantee for the benefit of the holders of the Trust Preferred Securities of a series if an event of default occurs under the Guarantee. (Section 3.1 of the Guarantee.)

The holders of a majority of the Trust Preferred Securities to which the Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to that Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under the Guarantee. Any holder of the Trust Preferred Securities may institute a legal proceeding directly against us to enforce that holder’s rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity. (Section 5.4 of the Guarantee.)

Concerning the Guarantee Trustee

JPMorgan Chase Bank is the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee under other indentures under which securities of ours and certain of our affiliates are outstanding and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Guarantee Trustee will perform only those duties that are specifically set forth in the Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (Section 3.1 of the Guarantee.) Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under the Guarantee at the request of any holder of the Trust Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 3.2 of the Guarantee.)

AGREEMENT AS TO EXPENSES AND LIABILITIES

We will enter into an Agreement as to Expenses and Liabilities under the Trust Agreement. The Agreement as to Expenses and Liabilities will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the Trust to each person or entity to whom the Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay amounts due to the holders of the Trust Preferred Securities.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED NOTES HELD BY THE TRUST

We will guarantee payments of distributions and redemption and liquidation payments due on the Trust Preferred Securities, to the extent the Trust has funds available for the payments, to the extent described under DESCRIPTION OF GUARANTEE. No single document executed by us in connection with the issuance of the Trust Preferred Securities will provide for our full, irrevocable and unconditional guarantee of the Trust

Preferred Securities. It is only the combined operation of our obligations under the Guarantee, the amended trust agreement and the Subordinated Indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under the Trust Preferred Securities.

As long as we make payments of interest and other payments when due on the Junior Subordinated Notes held by the Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the Trust Preferred Securities issued by the Trust, primarily because:

•	the total principal amount of the Junior Subordinated Notes will be equal to the sum of the total liquidation amount of the trust securities;

•	the interest rate and interest and other payment dates on the Junior Subordinated Notes will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities;

•	we will pay for any and all costs, expenses and liabilities of the Trust except its obligations under the Trust Preferred Securities; and

•	the amended trust agreement will provide that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

If and to the extent that we do not make payments on the Junior Subordinated Notes, the Trust will not have funds available to make payments of distributions or other amounts due on its Trust Preferred Securities. In those circumstances, you will not be able to rely upon the Guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of Trust Preferred Securities under the amended trust agreement to the extent we make a payment to you in any such legal action.

ACCOUNTING TREATMENT

The Trust will be treated as a subsidiary of ours for financial reporting purposes. Accordingly, our consolidated financial statements will include the accounts of the Trust. The Trust Preferred Securities, along with other trust preferred securities that we guarantee on an equivalent basis, will be presented as a separate line item in our consolidated balance sheets, and appropriate disclosures about the Trust Preferred Securities, the Guarantee and the Junior Subordinated Notes will be included in the notes to the consolidated financial statements. We will record distributions that the Trust pays on the Trust Preferred Securities as an expense included in our consolidated statements of income.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of our authorized Preferred Stock. If we offer Preferred Stock, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the SEC.

Our Board of Directors can, without approval of shareholders, issue one or more series of Preferred Stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of Preferred Stock, the number of shares constituting each series and the terms and conditions of issues.

The Preferred Stock will, when issued, be fully paid and non-assessable. Unless otherwise specified in the applicable prospectus supplement, the Preferred Stock will rank on a parity in all respects with any outstanding Preferred Stock we may have and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any Preferred Stock that may subsequently be issued may limit the rights of the holders of our common stock and Preferred Stock.

The transfer agent, registrar, and dividend disbursement agent for a series of Preferred Stock will be named in a prospectus supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of the Preferred Stock have the right to elect directors or to vote on any other matter.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Offered securities may be sold through agents that we designate. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell offered securities directly. In this case, no underwriters or agents would be involved.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

McGuireWoods LLP, counsel to the Company, will issue an opinion about the legality of the offered securities for us. As of June 30, 2002, partners of McGuireWoods LLP owned less than one percent of the common stock of Dominion, our parent company. Certain matters relating to the formation of the Trust and the issuance of the Trust Preferred Securities under Delaware law and the Trust Agreement will be passed upon by Richards, Layton & Finger P.A., special Delaware counsel to the Trust and the Company. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

Legal conclusions relating to the Company’s franchises and title to its properties in the Company’s Annual Report on Form 10-K and legal conclusions under DESCRIPTION OF MORTGAGE BONDS, including limitations upon the Company’s issuance of Bonds, have been reviewed by McGuireWoods LLP, Richmond, Virginia, except that, with respect to the Bonds, insofar as matters relating to title to properties are governed by the laws of West Virginia, they have been reviewed by Jackson & Kelly PLLC, Charleston, West Virginia. The statements are included on the authority of such firms, respectively, as experts.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph that describes a change in the method of accounting used to develop the market-related value of pension plan assets, discussed in Note 3 to the consolidated financial statements, and the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, discussed in Note 9 to the consolidated financial statements) and have been so incorporated by reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$430,000,000

VIRGINIA ELECTRIC AND POWER COMPANY

$230,000,000 2003 Series B 4.50% Senior Notes Due 2010

$200,000,000 2003 Series C 5.25% Senior Notes Due 2015